3904 West 3930 South
Salt Lake City, UT 84128

April 15, 2016

VIA EDGAR AND EMAIL

United States Security and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:           ALL SOFT GELS, INC.
Amendment No. 3 to Registration Statement on Form S-1
Form S-1 Filed on February 2, 2016
Amendment No. 2 to Registration Statement on Form S-1 Filed on March 30, 2016
File No. 333-209325

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned (the “Company”) respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 12:00 PM on April 22, 2016, or as soon thereafter as it is practicable.

The Company hereby acknowledges that:

●  Should the Security and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●  The Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated  by the Commission or any person under the federal securities laws of the United States.

Please contact our independent legal counsel, Keith N. Hamilton, at (801) 201-8786 or keith@knhamilton.com , with any questions you may have concerning this request.  In addition, please notify Mr. Hamilton when this request for acceleration has been granted.

Sincerely,

/s/ Gene Nelson
Gene Nelson
President and Chief Executive Officer

ALL SOFT GELS, INC.